

United States
Securities and Exchange Commission

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 29 2010
WASH, D.C.
193
SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________
Commission file number 1-5375

Pulse Engineering, Inc. 401(k) Plan
12220 World Trade Drive
San Diego, CA 92128
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

Technitrol, Inc.
1210 Northbrook Drive, Suite 470
Trevose, PA 19053
(Name of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

PULSE ENGINEERING, INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

PULSE ENGINEERING, INC. 401(k) PLAN

INDEX

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Public Accounting Firm

The Compensation Committee of the Board of Directors of Technitrol, Inc.
Pulse Engineering, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Pulse Engineering, Inc. 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 25, 2010

PULSE ENGINEERING, INC. 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Receivables and Loans		
Employer contributions	$ -	$ 27,242
Employee contributions	31,771	29,782
Participant loans	473,999	659,836
Total receivables and loans	505,770	716,860
Investments, at fair value:		
Fidelity funds		
Emerging Markets Fund	1,382,272	781,443
Retirement Money Market Portfolio	3,776,418	4,562,884
Export and Multinational Fund	1,505,740	1,122,817
Intermediate Bond Fund	-	2,027,655
Freedom 2000 Fund	60,322	56,140
Freedom 2005 Fund	8,893	15,419
Freedom 2010 Fund	925,569	855,807
Freedom 2015 Fund	305,437	244,273
Freedom 2020 Fund	502,037	401,479
Freedom 2025 Fund	572,182	259,591
Freedom 2030 Fund	557,707	435,454
Freedom 2035 Fund	143,810	97,156
Freedom 2040 Fund	231,186	174,944
Freedom 2045 Fund	17,306	7,044
Freedom 2050 Fund	3,230	2,206
Freedom Income Fund	74,597	14,049
Growth Company Fund	5,374,557	3,814,730
Overseas Fund	1,000,309	815,616
Low-Priced Stock Fund	1,911,429	1,337,450
Spartan Total Market Index Fund	1,849,914	1,463,581
Large Cap Value Fund	246,040	178,195
Vanguard Small Cap Index Fund	418,984	282,575
Vanguard Total Bond Market	2,504,325	-
American Funds Fundamental Investors Fund Class R5	2,690,373	2,031,809
Technitrol, Inc. Common Stock	630,189	136,394
Total investments	26,692,826	21,118,711
Net assets available for plan benefits	$ 27,198,596	$ 21,835,571

See accompanying notes to financial statements.

PULSE ENGINEERING, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:		
Contributions:		
Employer	$ 197,911	$ 978,542
Employee	979,894	1,498,385
Rollover	770,363	101,847
Interest and dividends	417,132	831,053
Net appreciation in fair market value of investments	5,745,347	-
Total additions	8,110,647	3,409,827
Deductions from net assets attributed to:		
Benefits paid to participants	2,732,800	3,238,876
Administrative expenses	14,822	8,731
Net depreciation in fair market value of investments	-	11,583,482
Total deductions	2,747,622	14,831,089
Net increase (decrease) in net assets available for plan benefits	5,363,025	(11,421,262)
Net assets available for plan benefits:		
Beginning of year	21,835,571	33,256,833
End of year	$ 27,198,596	$ 21,835,571

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Pulse Engineering, Inc. (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain domestic full-time and part-time employees of the Company, except for those employees covered by certain collective bargaining agreements, residents of Puerto Rico, nonresident aliens with no income from a U.S. source, temporary employees, and leased employees. Employees are eligible to participate in the Plan on the first day of the first, fourth, seventh, or tenth month of the Plan Year coinciding with or immediately following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2008, the employees of Radiall Incorporated became eligible to participate in the Plan as a result of Pulse's acquisition of Radiall Incorporated. These employees were granted the option of transferring their vested account balances into the Plan. The transfers are classified as rollover contributions in the 2008 statements of changes in net assets.

During 2009, the employees of Pulse US, Inc. became eligible to participate in the Plan as a result of Pulse's acquisition of Sonion Inc. Effective January 1, 2009 employee deferrals into the Sonion Inc. 401(k) plan were no longer permitted. Transfer from the Sonion Inc. 401(k) plan into the Plan are classified as rollover contributions in the statement of changes in net assets.

Contributions

Participants may contribute up to the lesser of $16,500 and $15,500 in 2009 and 2008, respectively, or 60 percent (60%) of their annual wages excluding stock option income, restricted stock income and related payments, employee stock purchase plan income, sick pay, severance, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation and welfare benefits and including salary reduction contributions made to the Company sponsored cafeteria plan. The Company, at its sole discretion, may contribute a matching amount up to 100 percent (100%) of an employee's contribution up to a maximum of 6 percent (6%) of the participant's qualified annual wages. The participants must direct how their contributions are to be invested.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party record keeper. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts. At December 31, 2009 and 2008, there were no participant accounts for which participants have been terminated but have not received their requested payout.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company matching contributions made to the Plan are immediately fully vested. In the event a plan participant terminated employment prior to fully vesting in employer contributions which were made prior to 2009, any forfeited amounts were utilized to offset future company matching contributions. Previously forfeited amounts utilized to offset Company matching contributions were $0 and $0 in the years ended December 31, 2009 and 2008, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant's account balance, reduced by the participant's highest outstanding loan balance during the prior twelve-month period. Loan terms range from one through five years or up to ten years for the purchase of a primary residence. Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid at least quarterly by payroll deductions. A participant may have only one loan outstanding at a time. Participant loans are valued at amortized cost which approximates fair value.

Distributions Due to Death

The full amount of a participant's account balance will be payable to their beneficiary upon death. If the participant is married the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a non-spouse beneficiary. If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

Distributions Due to Disability

If disabled, participants are eligible to receive the full amount of their account balance, only if they are employed by the Company on the date they become disabled. Participants are considered eligible for distributions should they meet all requirements under the Employer's Long-Term Disability Plan.

Distributions Due to Retirement

Participants may receive the full amount of their account balance upon retirement. Normal retirement under the Plan occurs when age 65 is attained. Should participants continue to work beyond 65, they may continue participating in the Plan. However, participants must begin to receive a minimum required distribution ("MRD") no later than April 1 following the year in which they attain age 70 ½, even if the participant is still working. In 2009 there were no MRD withdrawals required.

Distributions Due to Termination

Upon termination of service for any reason other than retirement, disability, or death, participants will receive a lump sum distribution of their vested account balance. Should a participant's account balance exceed $1,000, the participant may elect a lump sum distribution, rollover the balance to another qualified plan or Individual Retirement Account, or have the account balance remain in the Plan, or a combination of these choices.

Payment of Benefits

Benefits are recorded when paid.

Plan Administration

Separated employees pay an annual record keeping fee if they choose to maintain their account with the Plan. Loan processing fees are paid by the participants. All other administrative costs of the Plan are paid by the Company.

(2) Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value ("NAV") of shares held by the Plan at year-end. The investments are using NAV as a practical expedient for fair value. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned.

Recently Adopted Accounting Pronouncement

The Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820, *Fair Value Measurement And Disclosures,* (ASC 820) as of January 1, 2009. ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. Other than new disclosure, there was no impact to the financial statements upon adoption of ASC 820.

In accordance with ASC 820, recurring financial assets and liabilities have been categorized into a three-level fair value hierarchy based on inputs used for valuation, which are categorized as follows:

Level 1 – Financial assets and liabilities whose values are based on quoted prices for identical assets or liabilities in an active public market.

Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets that are not active or a valuation using model inputs that are observable for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques

that require inputs that are both unobservable and significant to the overall fair value measurement.These inputs reflect management's assumptions and judgments when pricing the asset or liability.

The following table presents the fair value hierarchy for those financial assets measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$26,062,637	$ -	$ -
Technitrol, Inc. Common Stock	630,190	-	-
	$26,692,826	$ -	$ -

(3) Investments

At December 31, 2009 and 2008, the following investments comprised 5% or more of the Plan's net assets available for plan benefits.

	Current Value 2009	Current Value 2008
Fidelity Retirement Money Market Portfolio	$3,776,418	$4,562,884
Fidelity Export and Multinational Fund	1,505,740	1,122,817
Fidelity Intermediate Bond Fund**	-	2,027,655
Fidelity Growth Company Fund	5,374,557	3,814,730
Fidelity Emerging Markets Fund*	1,382,272	
Fidelity Low-Priced Stock Fund	1,911,429	1,337,450
Fidelity Spartan Total Market Index Fund	1,849,914	1,463,581
Vanguard Total Bond Market*	2,504,325	-
American Funds Fundamental Investors Fund Class R5*	2,690,373	2,031,809

*Investment comprised 5% or more of Plan's net assets as of December 31, 2009 only.
**Investment comprised 5% or more of Plan's net assets as of December 31, 2008 only.

During 2009 and 2008, the Plan's investments appreciated by $5,745,347 and depreciated in value by $(11,583,482) respectively, as follows:

	2009	2008
Mutual funds	$5,364,298	$ (11,273,967)
Technitrol, Inc. Common Stock	381,049	(309,515)
	$ 5,745,347	$ (11,583,482)

The fair value of Technitrol, Inc. Common Stock in the Plan at December 31, 2009 and 2008 was $630,189 and $136,394, representing 143,693 shares at December 31, 2009 and 38,972 shares at December 31, 2008.

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Participants may elect to invest in Technitrol, Inc. common stock which also qualifies as a party-in-interest transaction and may not invest more than 15% of a current contribution in Technitrol, Inc. Common Stock.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6) Tax Status

The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

(8) Differences between Financial Statements and Form 5500

The following reconciles the IRS Form 5500 to the financial statements at December 31, 2009 for the net assets available for plan benefits and contributions:

Net assets available for plan benefits per IRS Form 5500	$27,166,825
Contribution receivable, including participant loans' accrual	31,771
Net assets available for plan benefits per financial statements	$27,198,596

Contributions per IRS Form 5500	$ 1,203,058
Change in total contribution receivable	(25,253)
Total contributions per financial statements	$ 1,177,805

(9) Subsequent Event

The Plan has evaluated subsequent events for potential recognition and/or disclosure through June 25, 2010, the date the financial statements were issued. There were no subsequent events required to be recognized or disclosed.

PULSE ENGINEERING, INC. 401(k) PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

Investment	Description	Current Value
Fidelity Emerging Markets Fund*	Mutual Fund	$ 1,382,272
Fidelity Retirement Money Market Portfolio*	Mutual Fund	3,776,418
Fidelity Export and Multinational Fund*	Mutual Fund	1,505,740
Fidelity Freedom 2000 Fund*	Mutual Fund	60,322
Fidelity Freedom 2005 Fund*	Mutual Fund	8,893
Fidelity Freedom 2010 Fund*	Mutual Fund	925,569
Fidelity Freedom 2015 Fund*	Mutual Fund	305,437
Fidelity Freedom 2020 Fund*	Mutual Fund	502,037
Fidelity Freedom 2025 Fund*	Mutual Fund	572,182
Fidelity Freedom 2030 Fund*	Mutual Fund	557,707
Fidelity Freedom 2035 Fund*	Mutual Fund	143,810
Fidelity Freedom 2040 Fund*	Mutual Fund	231,186
Fidelity Freedom 2045 Fund*	Mutual Fund	17,306
Fidelity Freedom 2050 Fund*	Mutual Fund	3,230
Fidelity Freedom Income Fund*	Mutual Fund	74,597
Fidelity Growth Company Fund*	Mutual Fund	5,374,557
Fidelity Overseas Fund*	Mutual Fund	1,000,309
Fidelity Low-Priced Stock Fund*	Mutual Fund	1,911,429
Fidelity Spartan Total Market Index Fund*	Mutual Fund	1,849,914
Fidelity Large Cap Value Fund*	Mutual Fund	246,040
Vanguard Small Cap Index Fund	Mutual Fund	418,984
Vanguard Total Bond Market	Mutual Fund	2,504,325
American Funds Fundamental Investors Fund Class R5	Mutual Fund	2,690,373
Technitrol, Inc. Common Stock*	Common Stock 143,693 Shares	630,189
Total investments		$ 26,692,826

*Fidelity Management Trust Company and Technitrol, Inc. are related parties of the Plan and are considered party-in-interest transactions.

See accompanying Independent Auditors' Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pulse Engineering, Inc. 401(k) Plan
(Name of Plan)

Date: June 25, 2010



Drew A. Moyer
Senior Vice President and Chief Financial Officer
Technitrol, Inc.

EXHIBIT INDEX

<u>DOCUMENT</u>

23. Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Compensation Committee of the Board of Directors of Technitrol, Inc.
Pulse Engineering, Inc. 401(k) Plan:

We consent to the incorporation by reference in the registration statement (no. 333-94073) on Form S-8 of Technitrol, Inc. of our report dated June 25, 2010 with respect to the statements of net assets available for plan benefits of Pulse Engineering, Inc. 401(k) Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of the Pulse Engineering, Inc. 401(k) Plan.

KPMG LLP

Philadelphia, PA
June 25, 2010